

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 29, 2016

Rishi Varma
President and Secretary
Everett SpinCo, Inc.
3000 Hanover Street
Palo Alto, CA 94304

> **Re:** **Everett SpinCo, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 2, 2016**
> **File No. 333-214393**
> **Registration Statement on Form 10**
> **Filed November 2, 2016**
> **File No. 000-55712**

Dear Mr. Varma:

We have reviewed the above-cited filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings as appropriate and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. You mention in your Summary on page 15 that the transactions described will be effected through a Reverse Morris Trust Transaction. In your "Questions and Answers About the Transaction" or elsewhere as appropriate, please explain the term, describe the tax consequences, and identify other key aspects of these types of transactions.

2. Please provide us with copies of all materials prepared by RBC Capital Market, LLC for use by the Board of Directors of CSC, including copies of board books and all transcripts, summaries, and similar material.

Helpful Information, page 1

3.   We note that you include a glossary of defined terms at the beginning of the prospectus. Please briefly explain each defined term when first used and relocate the glossary so that it appears in a portion of your document that is not subject to the plain-English principles of Securities Act Rule 421(d).

Summary, page 14

4.   Consistent with your disclosure on page 140, please disclose in your Summary or elsewhere in the forepart of your document as appropriate, that Everett consists of the Enterprise Services segment of HPE excluding both the Mphasis Limited reporting unit and the Communications and Media Solutions product group.

Termination Fees, page 26

5.   It is unclear from the use of the language "[i]n addition" in the first paragraph of this section whether the $160 million termination fee could be payable in combination with the $275 Alternative Termination Fee. Please clarify for consistency with the disclosure throughout your document.

The Transactions

Background of the Merger, page 68

6.   Please significantly revise your disclosure throughout this section to include a materially complete description of the negotiations relating to the material terms of the transaction. Your expanded discussion should address the material terms of the transaction including the structure of the business combination, the management and board membership following the business combination and any changes to these and other key negotiated terms. Your revised disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved during the course of your discussions.

7.   You disclose in the first paragraph that the discussions between HPE and CSC were abandoned in April 2015 for "various reasons." Please disclose the reasons and explain why discussions were initiated in January 2016.

8.   Please discuss in greater detail the "variety of financial and strategic alternatives and opportunities" that each of the boards of CSC and HPE considered during calendar year 2016.

9.   Please disclose the nature of the discussions that took place on March 29, 2016.

10.   Please expand your disclosure to address when the parties discussed and determined that the Reverse Morris Trust was the preferred structure for the transaction. Include the reasons for this determination.

11.   Refer to the last two paragraphs in this section. Please disclose separately the nature of the material matters discussed at each meeting.

Debt Financing, page 122

12.   Please update your disclosures to describe the terms of the Term Facility and the Notes, once finalized, including the specific financial covenants that are required to be met and the interest rates.

13.   We note your disclosure that a portion of the Notes may be issued for cash proceeds and used to pay a portion of the Everett Payment to HPE in the event the Term Facility is insufficient to fund the full amount of the Everett Payment to HPE. Please clarify the dollar amount of the total debt proceeds that will be used to pay the Everett Payment to HPE, whether you will retain the remaining cash proceeds, and the expected use of these cash proceeds.

Information about CSC

The Combined Company's Liquidity and Capital Resources After the Consummation of the Merger and Other Transactions, page 128

14.   Please expand to explain how you calculated the $1.0 billion post-close and $1.5 billion run rate in the second paragraph on page 129.

Directors and Executive Officers of Everett After the Merger, page 133

15.   Please disclose when you expect to designate and appoint individuals to the Everett Board of Directors and how you intend to make the "details regarding these individuals" available. Provide similar information for your executive officers.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Financial Statements as of and for the Three Months Ended July 1, 2016 and for the Twelve Months Ended April 1, 2016, page 164

16.   We note your disclosure on page 165 that the pro forma financial statements do not reflect the costs of integration activities or benefits that may result from realization of previously announced anticipated first year synergies of approximately $1.0 billion post-close. Please disclose the estimated transition and integration costs that will be incurred in connection with the realization of the $1 billion synergies.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 7: Reclassifications, page 176

17.   Please clarify the nature of the depreciation and amortization reclassified out of Cost of services and Selling, general and administrative and into depreciation and amortization and why such reclassification is appropriate.

Note 8: Pro Forma Balance Sheet Adjustments, page 177

18.   Based on your disclosures on pages 2 and 3, it appears that the Everett Payment to HPE will be $1.5 billion. However, based on the disclosures in Note N it appears that the entire amount of the new debt of $3.1 million is reflected as a reduction in the Net Parent Investment in the Pro Forma financial statements. Please clarify how the new debt issuances and the Everett Payment to HPE have been reflected in your Pro Forma financial statements, including the impact on your cash balances. Please clarify your disclosures accordingly.

Non-GAAP Measures, page 184

19.   We note that you have included consolidated segment adjusted operating income as a non-GAAP measure. Clarify why it is appropriate to exclude CSC's corporate G&A from this non-GAAP measure. See Questions 100.01 and 104.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Further, it does not appear that there is a similar adjustment made to Everett's performance measure. Clarify how this results in a consistent pro forma presentation.

20.   We also note that you have excluded overhead costs from non-GAAP net income from continuing operations. Clarify why this is appropriate considering the guidance in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

21.   Please revise your presentation to begin your reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Financial Statements

The Enterprise Services Business of Hewlett Packard Enterprise Company Combined Financial Statements as of July 31, 2016 and October 31, 2015 and for the Nine Months Ended July 31, 2016 and 2015

Notes to Combined Financial Statements

Note 3: Restructuring, page F-69

22.   We note your disclosure that as of July 31, 2016, you expect to incur aggregate pre-tax charges through 2018 of approximately $2.0 billion relating to your Fiscal 2015 Restructuring Plan. However we note the disclosure on page 18 of Hewlett Packard Enterprise Inc.'s Form 10-Q for the quarterly period ended July 31, 2016 that you expect to incur aggregate pre-tax charges through fiscal 2018 of approximately $2.6 billion in connection with the 2015 Plan. Further, these workforce reductions are primarily associated with your Enterprise Services segment. Please clarify this difference.

Exhibit Index

23.   Please file forms of the information technology services agreement and the vendor agreements or advise. We note your disclosure on page 127.

Registration Statement on Form 10

General

24.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

25.   Please confirm that you will amend the registration statement, as appropriate, to reflect the responses to our comments on your registration statement on Form S-4.

Exhibit Index, page 8

26.   According to your disclosure, you omitted schedules from exhibits 2.5, 2.6, and 2.9. Please file a list briefly identifying the contents of all omitted schedules or similar supplements as required by Item 601(b)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Andrew L. Fabens, Esq.
        Gibson, Dunn & Crutcher LLP